PUBLIC

10025636

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

Mail Processing Section
FEB 24 2010
Washington, DC

SEC FILE NUMBER
8-67713

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Zelman Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25101 Chagrin Blvd., Suite 200
(No. and Street)

Beachwood	Ohio	44122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Stephen Wank (212) 993-5844
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cohen Fund Audit Services, Ltd
(Name – *if individual, state last, first, middle name*)

800 Westpoint Parkway, Suite 1100	Westlake	Ohio	44145
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen Wank, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Zelman Partners, LLC, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

2/24/10

KIMBERLY GRAY
Notary Public
In and for the State of Ohio
My Commission Expires
January 12, 2014

NOTARIAL SEAL
STATE OF OHIO

Signature

CFO, CCO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PUBLIC

ZELMAN PARTNERS, LLC

DECEMBER 31, 2009

TABLE OF CONTENTS

Cohen Fund Audit Services

Cohen Fund Audit Services, Ltd.
800 Westpoint Pkwy., Suite 1100
Westlake, OH 44145-1524

440.835.8500
440.835.1093 *fax*

www.cohenfund.com

MEMBER
ZELMAN PARTNERS, LLC

Independent Auditors' Report

We have audited the accompanying statement of financial condition of Zelman Partners, LLC (the Company), as of December 31, 2009. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Zelman Partners, LLC, as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Cohen Fund Audit Services

February 18, 2010
Westlake, Ohio

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

CASH		$ 144,957
CERTIFICATE OF DEPOSIT		260,149
COMMISSIONS RECEIVABLE		52,314
PREPAID EXPENSES		20,685
PROPERTY AND EQUIPMENT – AT COST		
Office equipment	$ 213,570	
Software	26,500	
	240,070	
Less: Accumulated depreciation and amortization	143,653	96,417
OTHER ASSETS		3,557
		$ 578,079

LIABILITIES

DUE TO RELATED PARTIES	$ 150,340
COMMITMENT AND CONTINGENCY	

MEMBER'S EQUITY

MEMBER'S EQUITY	427,739
	$ 578,079

The accompanying notes are an integral part of this statement.

NOTES TO THE FINANCIAL STATEMENT

1. ORGANIZATION

Zelman Partners, LLC (the Company), a wholly owned subsidiary of Zelman Holdings, LLC, (the Parent) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and twenty-eight states, including the state of Ohio, and two territories. The Company is a member of one self-regulatory organization, the Financial Industry Regulatory Authority (FINRA).

The Company shall continue in perpetuity unless it is dissolved or terminated pursuant to its operating agreement or involuntarily pursuant to any regulatory action.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Company and Zelman & Associates (Associates), an affiliated company through common ownership, are in the business of providing independent equity research, as well as consulting services and financing referrals, to public and private companies seeking to raise debt or equity financing or to acquire and dispose of a business.

The Parent intends to contribute capital to the Company to the extent necessary to cover expenses in excess of income in 2010.

Cash

At times during the year, the Company's cash accounts, which are all held at one bank, exceeded the related amount of federal depository insurance. The Company has not experienced any loss in such accounts and believes it is not exposed to any significant credit risk.

Receivables and Credit Policies

Commissions receivable are uncollateralized broker obligations due under normal trade terms requiring payments within 30 days from the report date. The Company generally collects receivables within 30 days and does not charge interest on commissions receivable within 30 days and does not charge interest on commissions receivable with invoice dates over 30 days old.

The carrying amount of commissions receivable is reduced by a valuation allowance that reflects management's best estimate of the amounts greater than 30 days that are not believed to be collectible. In the opinion of management, at December 31, 2009, all commissions were considered collectible and no allowance was necessary.

Certificate of Deposit

The Company holds a certificate of deposit at a bank, which matured in January 2010. The Company renewed the certificate deposit for an additional twelve months.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Prepaid Expenses

At December 31, 2009, the Company has $20,685 in a Central Registration Depository (CRD) Account with FINRA that it uses to pay regulatory fees.

Depreciation and Amortization

Depreciation and amortization of property and equipment are provided by the use of the straight-line and double declining balance methods over the following estimated useful lives of the assets:

Office equipment	5 – 7 years
Software	3 years

Income Taxes

The Company is a single member limited liability company and, therefore, is a disregarded entity for the Internal Revenue Service's filing requirements. The Company files as part of a consolidated income tax return which includes the activity of the Parent. The Parent has elected to be treated as a partnership as defined in the Internal Revenue Code. As a result, no provision for federal income taxes has been provided; however, the Company is liable for any state and local income taxes.

Effective January 1, 2009, the Company adopted the provisions of Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740-10, *Accounting for Uncertainty in Income Taxes*, which require recognition of and disclosures related to uncertain tax positions. Under the guidance, the Company assessed the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The adoption had no effect on the Company's member's equity. The Company began operations during 2007 and, therefore, all years are subject to examination by U.S. federal tax authorities.

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Subsequent Events

Management has evaluated subsequent events through February 18, 2010, the date the financial statements were available to be issued.

NOTES TO THE FINANCIAL STATEMENT

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company had two customers combined that comprised approximately 89% of the commissions receivable balance at December 31, 2009.

3. RELATED PARTIES

Effective January 1, 2009, the Company entered into an expense sharing agreement (the Agreement) with Associates and the Parent, for all operating expenses. In accordance with the Agreement, the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for their proportionate share of the expenses. The Agreement expired on December 31, 2009.

Effective January 1, 2010, the Company entered into a new annual expense sharing agreement where the Parent is responsible for the payment of all day-to-day operational expenses and is reimbursed on a monthly basis by the Company and Associates for their actual share of the expenses.

At December 31, 2009, the due to related parties included $90,130 due to the Parent related to expenses under the Agreement.

At December 31, 2009, the due to related parties also included $55,958 due to Associates and $4,252 due to a member of the Parent for expenses that were paid by the respective parties on behalf of the Company during 2008.

4. CONTINGENCY

Litigation

The Company, from time to time, is a defendant in various actions filed by individuals or companies. The ultimate outcome of these actions is not determinable; however, in the opinion of management, the ultimate outcome will have no material effect on the Company's financial position.

NOTES TO THE FINANCIAL STATEMENT

5. NET CAPITAL PROVISION OF RULE 15c3-1

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital balance, as defined, under such provisions.

The Company's minimum capital requirement is the greater of $5,000 or 6⅔% of aggregate indebtedness, as defined, under Securities and Exchange Commission Rule 15c3-1(a)(1)(i) and 15c3-1(a)(2)(vi), as it does not maintain customer accounts. Net capital may fluctuate on a daily basis. At December 31, 2009, the Company had net capital of $253,174, which was $243,151 in excess of its required net capital of $10,023.

In addition to the minimum net capital provisions, Rule 15c3-1 requires that the Company maintain a ratio of aggregate indebtedness, as defined, to net capital, of not more than 15 to 1. At December 31, 2009, the ratio was .59 to 1.

6. EXEMPTION FROM RULE 15c3-3

The Company acts as an introducing broker or dealer, promptly transmitting all funds and delivering all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for or owe money or securities to customers. The Company operates under Section (k)(2)(i) of Rule 15c3-3 of the Securities Exchange Act of 1934 and is therefore exempt from the requirements of Rule 15c3-3.

focused.
experienced.
responsive.

ZELMAN PARTNERS, LLC

INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

Cohen
Fund Audit Services